Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

STAGE STORES REPORTS MAY SALES

UPDATES SECOND QUARTER SALES AND EPS GUIDANCE TO REFLECT IMPACT OF SHIFT IN TEXAS SALES TAX HOLIDAY WEEKEND

--Comparable Store Sales Increase 1.7%--

HOUSTON, TX, June 7, 2007 - Stage Stores, Inc. (NYSE: SSI) today reported that its total sales for the four-week May period beginning May 6, 2007 and ending June 2, 2007 increased 9.8% to $116.6 million from $106.2 million in the prior year four-week period beginning April 30, 2006 and ending May 27, 2006. The Company noted that the reported prior year sales results exclude inventory liquidation sales of $9.9 million generated last May by the acquired B.C. Moore stores prior to their conversion to Peebles stores. Comparable store sales increased 1.7% versus an increase of 4.0% last year.

Jim Scarborough, Chairman and Chief Executive Officer, commented, "Our successful Mother's Day and Memorial Day related sales events, combined with gradually improving weather trends, helped drive sales of our spring and summer goods, resulting in comparable store sales increases across a broad range of our major merchandise categories. Our top three performing categories during May were dresses, cosmetics and plus sizes, which posted comp gains of 9.5%, 4.6% and 4.2%, respectively."

SALES SUMMARY

Fiscal Period	Comparable Store Sales Trend % Increase (Decrease)		Total Sales ($ in Millions)	
	2007	2006	2007	2006
1st Quarter	0.1%	3.2%	$358.2	$343.5
May	1.7	4.0	116.6	116.1
Year-To-Date (4 Mos)	0.5	3.4	474.8	459.6

--more--

Mr. Scarborough further stated, "The Texas legislature has just passed a Bill shifting the sales tax holiday weekend from the first weekend in August, which is included in our fiscal July period, to the third weekend in August, which is included in our fiscal August period. This Bill is currently on the Governor's desk, and we fully expect that he will sign it into law. As a result, we are now adjusting our previously provided sales and earnings guidance to reflect this expected calendar shift in this important back-to-school sales event, which we estimate will move $6.0 million in sales, and earnings of $0.02 per diluted share, from the second quarter into the third quarter. Our previously provided sales and earnings guidance for the 2007 fiscal year remains unchanged."

Fiscal 2007 – Revised Second Quarter Outlook

2nd Quarter 2007:
The Company provided the following revised guidance for the second quarter ending August 4, 2007 to reflect the estimated impact of the expected calendar shift in the Texas sales tax holiday weekend from the second quarter to the third quarter:

	2Q 2007 OUTLOOK		2Q 2006 ACTUAL
Sales ($mm)	$371.0 -	$379.0	$362.1
Net Income ($mm)	$10.4 -	$11.6	$3.9
Diluted EPS	$0.23 -	$0.26	$0.09
Diluted Shares (m)	44,666		43,542

Store Activity

The Company expects to open 3 new stores during the second quarter, and a total of 45 new stores during 2007.

About Stage Stores

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 667 stores located in 33 states. The Company operates under the Bealls, Palais Royal and Stage names throughout the South Central states, and under the Peebles name throughout the Midwestern, Southeastern, Mid-Atlantic and New England states. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

--more—

"Safe Harbor" Statement

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including comments regarding the Company's estimates of the impact on second quarter sales and earnings from the expected calendar shift in the Taxes sales tax holiday weekend, comments regarding the Company's outlook for the second quarter and full 2007 fiscal year, as well as comments regarding the number of stores that the Company intends to open in the second quarter and the full year. The Company intends forward looking terminology such as "believes", "expects", "may", "will", "should", "could", "anticipates", "plans" or similar expressions to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause the Company's actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on April 3, 2007 and other factors as may periodically be described in other Company filings with the SEC.

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